March 1, 2022

Ms. Michelle Miller

Ms. Sharon Blume

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: ORIX Corporation

Form 20-F for the Fiscal Period Ending March 31, 2021

Filed June 29, 2021 File 001-14856

Dear Ms. Miller and Ms. Blume:

This letter is in response to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 16, 2022 relating to the Form 20-F for the fiscal year ended March 31, 2021 (the “2021 Form 20-F”) of ORIX Corporation (the “Company”).

The Company’s responses to the Staff’s comments are set forth below. References to the “Company,” “we,” “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires.

Comment 1:

Form 20-F for the Fiscal Period Ending March 31, 2021

Details of Operating Results

PE Investment and Concession, page 49

1.

We note that you recognized ¥3,621 million of provision for credit losses in your PE Investment and Concessions segment. Considering the low level of net investment in leases and no installment loans as disclosed on page 49, please tell us and enhance future filings to explain the basis and driver of the credit losses.

Response to Comment 1:

We acknowledge the Staff’s comments. Provision for credit losses of ¥3,621 million was not recorded against net investment in leases or installment loans, but was recorded against trade accounts receivable held by a consolidated private equity investee due to a specific event that occurred in the fiscal year ended March 31, 2021.

There were manufacturing defects in certain parts of products of the private equity investee, which caused a dispute in the collectability of the accounts receivable from a major customer, as a result of which the private equity investee recorded an allowance for credit losses against such receivables of ¥3,621 million for the fiscal year ended March 31, 2021.

We will disclose a specific significant event in each reporting segment, if any, in the Item 5 of Form 20-F in future filings.

Comment 2:

Allowance for doubtful receivables and probable loan losses and allowance for credit losses, page 63

2.

Please tell us and revise your future filings to reconcile the provision for credit losses of ¥16,021 million shown on the face of the consolidated statements of income for the period ending March 31, 2021 to the provision for credit losses of ¥19,113 million disclosed in your table on page 63.

Response to Comment 2:

As we believe that our credit exposures arising from net investment in leases and installment loans are material to our operations, we disclosed the provision for credit losses of ¥19,113 million recognized on net investment in leases and installment loans in the roll-forward schedule of allowance for credit losses within Item 5 on page 63 for the fiscal year ended March 31, 2021. On the other hand, provision for credit losses on the face of the Consolidated Statement of Income of ¥16,021 million includes credit losses on accounts receivable of ¥4,228 million and credit losses on available-for-sale debt securities of ¥117 million, and reversal of allowance for off-balance sheet credit exposures such as loan commitments of card loans, installment loans, and financial guarantees, of ¥(7,437) million in addition to the provision for credit losses disclosed in the roll-forward table on page 63 for the fiscal year ended March 31, 2021.

Further, in response to your request, we will add, in Item 5 “Operating and Financial Review and Prospects—Details of Operating Results” of Form 20-F starting from the fiscal period ending March 31, 2022, the following reconciliation table of the provision for credit losses disclosed in Item 5 to the provision for credit losses shown on the face of the Consolidated Statements of Income.

“Allowance for doubtful receivables and probable loan losses and allowance for credit losses” of Item 5 “Operating and Financial Review and Prospects—Details of Operating Results” on page 63 in the 2021 Form 20-F

	Year ended March 31,
	2020	2021
	(Millions of yen, except percentage data)
Provision (Reversal):
Net investment in leases	3,304	3,285

Loans not individually assessed for credit losses	14,920	580

Loans individually assessed for credit losses	6,201	15,248

Sub-total	24,425	19,113

Others:
Off-balance sheet credit exposures	—	(7,437)

Available-for-Sale Debt Securities	—	117

Accounts receivable *	—	4,228

Provision for doubtful receivables and probable loan losses / provision for credit losses in the consolidated statement of income	24,425	16,021

*	Accounts receivable was included in installment loans before 2020.

Comment 3:

Note 11. Credit Quality of Financial Assets and the Allowance for Credit Losses, page F-65

3.

We note your disclosure of credit quality indicators by class of financing receivable on page F-62. In this regard, it appears you have only two credit quality indicators, performing and non-performing loans, as defined on the same page. With a view towards providing investors with additional information concerning the credit quality of your loan and lease portfolio and how management monitors the related credit risk, please tell us how you considered disclosing additional credit quality indicators. For example, tell us whether management uses credit scores, regulatory risk ratings, LTV ratios or custom internal metrics to monitor the credit risk inherent in the portfolio. Refer to ASC 325-20-50-4.

Response to Comment 3:

We operate a wide-range of businesses in various countries around the world, and each of our group companies manages its credit risk using various indicators specific to the region, industry, and types of assets, in accordance with our group risk management policy. For credit transactions, our basic policy is to obtain sufficient collateral and guarantees, and to diversify industries and borrowers, and each of our group companies comprehensively evaluates and monitors the financial condition and cash flows of its borrowers, underlying collateral and guarantees, and profitability. Each group company also manages its exposure to high-risk markets by establishing appropriate credit limits through portfolio analysis.

For example, in the Banking and Credit segment, for each real estate investment loan extended for the purchase of condominiums and apartments for investment purposes, we conduct screenings through individual interviews, which consist of a comprehensive evaluation including not only the client’s real estate investment appetite, supporting documentation, and ability to repay, but also the cash flows that can be derived from the property and its collateral value. Throughout this process, we carefully select partner realtors and utilize the real estate market information, industry know-how and network we have built over many years.

Decision-making for corporate loans is based on an investigation of the client’s performance, business plan, intended use of proceeds, expected source of repayment and industry trends. We also reduce risk by avoiding overconcentration in any particular business type and product in our portfolio.

The card loan business uses a proprietary scoring system incorporating a credit model. We set interest rates and credit limits in line with each customer’s credit risk profile, after evaluating their creditworthiness based on an analysis of certain customer attributes or payment history, as well as other factors that might affect their ability to repay. We also undertake subsequent credit evaluations at regular intervals to monitor changes in the customer’s financial condition.

Our approach to credit risk management for other segments is described in Item 5 “Operating and Financial Review and Prospects—Risk Management—Individual Business Risk Management” on pages 113-117 of the 2021 Form 20-F.

Although there are many credit quality indicators that are utilized for assets held by the group companies, for the purpose of managing credit risk at the ORIX Group level, we utilize two categories of credit quality indicators as indictors of credit quality common to the group: performing and non-performing assets. Therefore, we have disclosed these two indicators that match the group’s credit risk management policy.

The above credit risk management policy has also been disclosed in Item 5 “Operating and Financial Review and Prospects—Risk Management—,” but we will revise Note 10 “Credit Quality of Financing Receivables and the Allowance for Credit Losses” and Note 11 “Credit Quality of Financial Assets and Allowance for Credit Losses” in future filings as follows:

Note 10 “Credit Quality of Financing Receivables and the Allowance for Credit Losses” on page F-62 in the 2021 From 20-F and Note 11 of “Credit Quality of Financial Assets and Allowance for Credit Losses” on page F-67 in the 2021 Form 20-F

The Company and its subsidiaries manage credit risk using various indicators specific to the region, industry, and types of assets, in accordance with the group risk management policy. For credit transactions, the basic group policy is to obtain sufficient collateral and guarantees, and to diversify industries and borrowers, and the Company and its subsidiaries comprehensively evaluate and monitor the financial condition and cash flows of borrowers, underlying collateral and guarantees, and profitability. The Company and its subsidiaries also manage exposure to high-risk markets by establishing appropriate credit limits through portfolio analysis.

Due to the diversity of assets and risk indicators held by the Company and its subsidiaries, ~~in common with all classes,~~ the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets as indicators that are common across all classes. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables.

Comment 4:

Note 15 - Investment in Affiliates, page F-90

4.

We note your equity method investments including, Avolon Holdings Inc. and Kansai Airports. Further, we note your disclosure that the book values exceeded the underlying equity in the net assets by ¥81,182 million and ¥131,600 million as of March 31, 2020 and 2021, respectively and these basis differences mainly consist of goodwill and fair value adjustments for fixed assets. Please provide us with the following additional information:

•	Quantify separately the excess of book values related to goodwill, fair value adjustments for fixed assets and other.

•	Quantify any impairments you recorded within net income of affiliates including as a result of the investees’ impairment analyses for the years ended March 31, 2020 and March 31, 2021.

•

Describe the specific impairment indicators considered by the investees in their impairment analyses and any additional indicators you considered, and how those indicators supported an overall determination to recognize impairment or not. For example, we note your disclosures on page 29 regarding the substantial decrease in the number of passengers and flights at the Kansai airports and decrease in leasing revenues from Avolon due to the impact of COVID-19. If no impairments were recorded, explain why not in light of this information; and

•	Describe how you evaluate your investment in affiliates for impairment, including an investees’ impairment analyses for reasonableness and overall compliance with GAAP.

Response to Comment 4:

The carrying amount of investments in affiliates exceeding the underlying equity in the net assets of such affiliates related to goodwill and reduction of fair value of assets and liabilities recorded for the investment in Avolon Holdings Limited (“Avolon”), amounted to ¥19,563 million and ¥(17,843) million, and ¥19,901 million and ¥(15,144) million, as of March 31, 2020 and 2021, respectively. No such excess amount was recorded by Kansai Airports (“Kansai”) as of March 31, 2020 and 2021 as we invested in Kansai on its establishment date.

We recognized impairment losses within net income of affiliates on aircrafts held by Avolon, which amounted to ¥807 million and ¥12,900 million, and intangible assets held by Avolon, which amounted to ¥1,637 million and ¥1,702 million, for the fiscal years ended March 31, 2020 and 2021, respectively, based on our impairment analysis using current market values of the aircraft, financial conditions of lessees and future cash flows. We obtained the relevant information of the future cash flows on each aircraft from Avolon for recoverability test and evaluated that future cash flows were reasonably estimated using lease incomes and market values provided by appraisals.

Although Kansai recorded insignificant write-down of inventory, Kansai did not recognize any impairment loss on long-lived assets, which mainly consist of rights of operation granted through concession method, for the fiscal years ended March 31, 2020 and 2021 based on its impairment analysis using future estimated cash flows from its long-term business plan continuing until the end of its operating contract (Year 2060). We also evaluated the reasonableness of the impairment analysis performed by Kansai.

We recognize impairment loss on investments in affiliates to the fair value of the investments when we identify an indication of impairment on an investment for which a decline in value is considered other than temporary decline. Specifically, we determine that the decline of the value of an investment is other than temporary decline based on objective factors of continuing decline in value of the investment through our examination of the latest quarterly operating results with an outlook of forecasted current operating results, departure from the annual budget, and investees’ financial statements on a quarterly basis.

Regarding the investment in Avolon and Kansai, we evaluated the nature of operating losses, budget and actual analysis of operating results, future projections in light of the International Air Transport Association’s outlook for the future and other factors in addition to the impairment analysis over long-lived assets, and no impairment loss on the investment in affiliates was recorded for the fiscal years ended March 31, 2020 and 2021.

* * * * *

If you have any questions about this response letter or any further comments on ORIX’s 2021 Form 20-F, please do not hesitate to contact Hitomaro Yano of ORIX Corporation in Tokyo (Tel: +81-3-3435- 3100; Fax: +81-3-3435-3015) or Jon Gray or Christopher Kodama of Davis Polk & Wardwell LLP in Tokyo (Tel: +81-3-5574-2667; Fax: +81-3-5574-2867 or Tel: +81-3-5574-2668; Fax: +81-3-5574-2868).

Sincerely yours,

/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer and Head of Treasury and Accounting Headquarters
ORIX Corporation

cc:	Yutaka Terasawa

KPMG AZSA & Co.

Jon Gray, Esq.

Christopher Kodama, Esq.

Davis Polk & Wardwell LLP